									Exhibit 12.2
PUGET SOUND ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Years Ended December 31,
	2015		2014		2013		2012		2011
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$430,089		$325,955		$517,015		$505,478		$282,237
AFUDC - equity	(9,325)		(7,002)		(15,930)		(25,469)		(32,430)
AFUDC - debt	(7,575)		(5,611)		(11,261)		(22,216)		(29,949)
Total	$413,189		$313,342		$489,824		$457,793		$219,858
Fixed charges:
Interest expense	$247,571		$264,926		$261,377		$247,013		$231,416
Other interest	9,325		7,002		15,930		25,469		32,430
Portion of rentals representative of the interest factor	8,980		10,732		10,257		10,251		8,767
Total	$265,876		$282,660		$287,564		$282,733		$272,613
Earnings available for combined fixed charges	$679,065		$596,002		$777,388		$740,526		$492,471
Ratio of Earnings to Fixed Charges	$2.55	x	$2.11	x	$2.70	x	$2.62	x	$1.81	x